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                                                                                                       EXHIBIT (12)

                                                SPRINT CORPORATION
                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)
                                                   (In Millions)




                                                      Three Months Ended                  Nine Months Ended
                                                         September 30,                      September 30,
                                             --- ------------------------------ --- ------------------------------
                                                     1995             1994              1995             1994
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------
Earnings
     Net income                                $     268.5      $     230.1       $     738.5      $     677.1
     Capitalized interest                            (22.1)            (2.5)            (34.9)            (5.3)
     Income tax provision                            159.0            132.3             436.4            389.2
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Subtotal                                             405.4            359.9           1,140.0          1,061.0

Fixed charges
     Interest charges                                120.2            101.1             332.2            305.0
     Interest factor of operating rents               30.7             29.2              91.9             85.1
     Pre-tax cost of preferred stock
       dividends of subsidiaries                       0.2              0.2               0.6              0.7
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Total fixed charges                                  151.1            130.5             424.7            390.8
-------------------------------------------- --- ------------- -- ------------- --- ------------- -- -------------

Earnings, as adjusted                          $     556.5         $  490.4       $   1,564.7      $   1,451.8
                                             --- ------------- -- ------------- --- ------------- -- -------------

Ratio of earnings to fixed charges                    3.68             3.76              3.68             3.71
                                             --- ------------- -- ------------- --- ------------- -- -------------


(1)  Earnings as computed for the ratio of earnings to fixed charges includes a gain related to the sale of an investment in equity securities of $22 million for the nine months ended September 30, 1994.  In the absence of this gain, the ratio of earnings to fixed charges would have been 3.63 for the first nine months of 1994.

Note:    The above ratios have been computed by dividing fixed charges into the sum of (a) net income less capitalized interest included in income, (b) income taxes, and (c) fixed charges.  Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.
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